Exhibit 99.a

Central Gold-Trust

For Immediate Release to

Canada News Wire and

U.S. Disclosure Circuit

TSX SYMBOLS:	GTU.UN and GTU.U
AMEX SYMBOL:	GTU

UNITHOLDERS APPROVE AMENDMENTS TO DECLARATION OF TRUST

TORONTO, Ontario (April 25, 2008) Central Gold-Trust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) AMEX – GTU (U.S.$))

Central Gold-Trust of Ancaster, Ontario is pleased to announce that the Unitholders of the trust approved, at their annual and special meeting held yesterday, amendments to the Declaration of Trust the most substantive of which are as follows: to reflect a change in the name of Central Gold-Trust to Central GoldTrust; to reflect the cessation of the SAM Agreement; to reflect a reduction in fees to be paid under the Administration Agreement to the Administrator; to confirm the right of the Administrator to nominate two of the Trustees; to effect several enhancements to trust governance matters for the benefit of the Unitholders; and, to implement certain minor changes and updating corrections and matters of consistency or clarification.

The Amended and Restated Declaration of Trust is available for review by investors at the Trust’s Website which is located at www.goldtrust.ca and www.gold-trust.com .

Central Gold-Trust is a passive, single purpose, self-governing trust, with voting units, that is focused upon the secure holding of gold bullion on behalf of its Unitholders. The trust does not actively speculate with regard to short-term changes in gold prices.  At March 31, 2008, the units of Central Gold-Trust were 97.6% invested in unencumbered, allocated, segregated and insured gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the American Stock Exchange.

For further information, contact J.C. Stefan Spicer, President & CEO;

Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3	Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196
Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2	Website: www.gold-trust.com E-mail: info@gold-trust.com